Registration No. 333-131677
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
POST-EFFECTIVE
AMENDMENT NO. 5
TO
FORM S-11
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Orange REIT, Inc.

(Exact name of Registrant as Specified in Its Governing Instruments)
78 Okner Parkway
Livingston, New Jersey 07039
(973) 597-6433

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)
Mr. Brad Honigfeld
78 Okner Parkway
Livingston, New Jersey 07039
(973) 597-6433

(Name, Address, Including Zip Code and Telephone Number, Including Area
Code, of Agent for Service)
Copies to:
Jeffrey E. Jordan, Esq.
Arent Fox LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 857-6473

DEREGISTRATION OF SHARES
This Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (No. 333-131677), which was most recently declared effective on July 28, 2008, is being filed to deregister all of the shares of Registrant’s common stock that had been registered for sale thereby. None of those shares has been sold, and the Registrant has withdrawn the Registration Statement.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Livingston, State of New Jersey, on March 30, 2009.

ORANGE REIT, INC.
By:	/s/ Brad Honigfeld
Brad Honigfeld
Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacities	Date

/s/ Brad Honigfeld	Director	March 30, 2009
/s/ Scott Lipkin*	Director	March 30, 2009
/s/ Mark R. Stebbins*	Director	March 30, 2009
/s/Cynthia A. Ward*	Principal Financial Officer and Principal Accounting Officer	March 30, 2009

*	Signed by Brad Honigfeld pursuant to power of attorney previously filed